Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Announces 2008 Capital Budget, Operational Guidance, and a
    Move to a Sustainable Business Model

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Dec. 14 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce that the Board of Directors of Advantage has approved a 2008 capital budget that will result in increased annual production in 2008 over 2007 levels. Advantage plans to incur capital expenditures between $130 and $145 million in 2008 with production expected to average approximately 32,000 to 34,000 barrels of oil equivalent per day, weighted 62%
to natural gas. Approximately 55% of our capital spending will be directed to natural gas and 45% toward light oil projects resulting in 143 gross (88 net)
wells. Operating costs are estimated at $12.50/boe to $13.30/boe and royalty rates are estimated to be 17% to 19%.
    Capital expenditures in 2008 will continue to focus on key properties where our drilling programs have resulted in highly efficient production and reserves additions. We will continue to focus on gas properties such as Martin
Creek in Northeast British Columbia and Nevis (Horseshoe Canyon CBM),
Willesden Green, Northville and Little Bow in Alberta. Light oil activities will continue at Nevis (Wabamun), Chip Lake, Sunset, Westerose and Southeast
Saskatchewan. In addition, Advantage will spend approximately $10 million to drill 5 vertical gross (3.8 net) wells to further delineate our Montney formation natural gas resource play at Glacier in Northwest Alberta where the
Fund has potential to add significant reserves and production. This property is comprised of 85 sections of contiguous, high working interest operated lands. Recent horizontal wells in the immediately adjacent Swan Pool have been brought on-stream at initial rates of up to 10 million cubic feet per day with reserves in excess of 5 billion cubic feet per well.
    As a result of the recent strength of the Canadian dollar combined with continuing weakness in natural gas prices, our monthly distribution level will be adjusted from the current $0.15 per unit to $0.12 per unit beginning with the December 2007 distribution. Based on the current commodity price outlook, cash flow from operations is expected to be sufficient to fund the 2008 capital budget and the $0.12 per unit monthly distribution net of the distribution reinvestment plan. The move to a sustainable distribution level combined with industry leading tax pools will allow Advantage to maintain financial strength for pursuing additional acquisition opportunities and allow sufficient flexibility to react to commodity price and market conditions.
    The revised monthly distribution level of $0.12 per unit represents an annualized yield of 14.0% based on the December 14, 2007 closing price of
$10.25 per unit. The distribution will be payable on January 15, 2008 to
Unitholders of record at the close of business on December 31, 2007. The ex-distribution date is December 27, 2007. The cash distribution is based on approximately 138.2 million Units outstanding.
    The CDN$0.12 per Unit is equivalent to approximately US$0.12 per Unit if converted using a Canadian/US dollar exchange rate of 0.98. The US dollar equivalent distribution will be based on the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

    Advisory

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 19:47e 14-DEC-07